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Exhibit 12

	Year ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands)
Income (loss) before taxes, minority interests and equity in undistributed earnings of unconsolidated subsidiaries	$(116,821)	$68	$35,759	$35,384	$31,204
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense(1), junior subordinated debentures expense and amortization of debt issuance costs	8,092	16,605	23,258	25,503	15,568

Total earnings (as defined), excluding interest on deposits	(108,729)	16,673	59,017	60,887	46,772
Interest on deposits	19,680	34,671	44,864	32,976	18,474

Total earnings (as defined)	$(89,049)	$51,344	$103,881	$93,863	$65,246

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	N/A	1.00	2.54	2.39	3.00
Including interest on deposits	N/A	1.00	1.52	1.61	1.92

Dollar amount of deficiency if ratio is less than 1.0	$(116,821)	—	—	—	—

(1)
Represents an appropriate interest factor

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  Exhibit 12